07005221

SEC Mail Processing Section RECEIVED MAR 30 2007 WASH. D.C. 186

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-25844

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 AND ENDING 12/31/06

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SunGard Institutional Brokerage Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

377 Butterfield Road
(No. and Street)

Lombard, (City) IL (State) 60148 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Greg Vance 630-789-4219
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

PROCESSED APR 17 2007 THOMSON FINANCIAL

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I affirm that to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SunGard Institutional Brokerage Inc., as of December 31, 2006, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature - Kevin Rafferty, CEO

"OFFICIAL SEAL"
Pamela S. Knighton
Notary Public, State of Illinois
My Commission Exp. 03/31/2010

Pamela S. Knighton
Notary Public

This report contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

SunGard Institutional Brokerage Inc.

Consolidated Statement of Financial Condition

December 31, 2006

SunGard Institutional Brokerage Inc.
Index
December 31, 2006

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York, NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Stockholder of
SunGard Institutional Brokerage Inc.

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of SunGard Institutional Brokerage Inc. and its subsidiary (the "Company") at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 29, 2007

SunGard Institutional Brokerage Inc.
Consolidated Statement of Financial Condition
December 31, 2006

Assets	
Cash and cash equivalents	$ 18,050,263
Accounts receivable, net of allowance of $829,155	12,556,833
Due from affiliates	770,638
Furniture, equipment, software and leasehold improvements, at cost, less accumulated depreciation and amortization of $2,523,403	5,238,746
Identifiable intangible assets	6,101,212
Deferred research costs	241,996
Deferred taxes	274,626
Prepaid expenses and other assets	1,152,573
Total assets	$ 44,386,887
Liabilities and Shareholder's Equity	
Due to affiliates	$ 898,717
Due to Parent	1,348,931
Accrued compensation and benefits	3,717,439
Accrued expenses and other liabilities	3,817,073
Payable to customers	2,243,150
Accrued soft dollar liabilities	1,501,200
Short-term bank liability	955,166
Total liabilities	14,481,676
Commitments and contingencies (Note 9)	
Shareholder's equity	
Common stock, $.10 par value; 200 shares authorized, issued and outstanding	20
Additional paid-in capital	32,353,077
Retained earnings	(2,447,886)
Total shareholder's equity	29,905,211
Total liabilities and shareholder's capital	$ 44,386,887

The accompanying notes are an integral part of this financial statement.

1. Organization and Significant Accounting Policies

SunGard Institutional Brokerage Inc. (the "Company" or "SIBI") is registered as a broker-dealer in securities with the Securities and Exchange Commission and the National Association of Securities Dealers. The Company is a wholly-owned subsidiary of SunGard Investment Ventures LLC (the "Parent") whose parent is SunGard Data Systems Inc. ("SunGard"), collectively the "Parent Companies". On August 11, 2005, SunGard completed its merger agreement to be acquired by a consortium of private equity firms (the "Transaction").

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company generates commissions from introducing securities transactions on behalf of its customers who are using various portfolio and investment management systems and databases provided by different SunGard subsidiaries and third parties. The Company also generates fee income by offering an electronic order routing network for placing securities trades through brokers and ECNs. Additionally, the Company earns fee income from providing an interactive trading link between various employee benefit, trust and custodial systems with mutual funds via the National Securities Clearing Corporation and acts as an asset aggregator for money market mutual funds. These services are offered under agreement with MidAtlantic Capital Corporation, a registered broker-dealer in securities with the National Association of Securities Dealers. During 2006, the Company entered into an agreement with a major financial institution to provide custodial, trust, clearing and other services.

The Company records commission revenue, transactions based fee income and related expenses on a trade-date basis.

Other income includes revenue earned from consulting fees, interest income and other miscellaneous fees.

Clearance and execution fees in the statement of income primarily represent brokerage, clearing and service fees paid to clearing brokers for services provided to the Company's customers based on pre-existing arrangements.

The Company also provides soft dollar research services and reports the commission revenues net of the costs, as the Company only serves as paying agent.

On October 31, 2006, the Company effected a merger with two affiliated companies, SunGard Investment Products Inc. (SIPI) and Prescient Markets Inc. (Prescient), whereby the activities of the three companies were consolidated, with the Company being the surviving company carrying on the combined business. The merger of SIPI and Prescient into SIBI was accounted for in accordance with SFAS 141, "Business Combinations", whereby mergers of entities under common control are accounted for as a pooling of interest. Accordingly, SIBI has recorded the assets and liabilities transferred from SIPI and Prescient and the accompanying financial statements report results of operations of SIBI, SIPI and Prescient as though the transfer of assets had occurred as of the beginning of the year. The combination resulted in an increase of $2,366,536 to opening Shareholder's Equity.

As a result of the mergers, the Company now provides a direct trading link between various employee benefit, trust and custodial systems with mutual funds and has expanded its offering of money market mutual fund services.

The Company's cash and cash equivalents is primarily with two financial institutions.

An allowance for doubtful accounts is maintained at a level that in management's judgment is adequate to absorb potential credit losses. The allowance is increased by provisions charged to income as well as recoveries and is reduced by charge offs. The allowance for doubtful accounts as of December 31, 2006 was $829,155. Activity in the allowance account for the year ended December 31, 2006 included an increase to the reserve account of $147,141.

The Company's wholly-owned subsidiary, SunGard Institutional Products Inc., was established during 2006 for operating purposes. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. The subsidiary is a corporation in which the Company has a 100% interest. All material intercompany amounts are eliminated in consolidation.

At December 31, 2006, the Company's assets and liabilities are carried at fair value or amounts approximating fair value.

Income taxes are accounted for under the asset and liability method as required under Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company (in conjunction with SunGard) adopted SFAS Number 123R (revised 2004), "Share-Based Payment" (SFAS 123R) using the modified prospective method, which requires companies to record stock compensation expense for all unvested and new awards as of the adoption date. SFAS 123R supersedes Accounting Principles Board Number 25 (APB 25) and requires companies to expense their fair value of employee stock options and similar awards over the employee requisite service period. As all awards were accelerated at the Transaction date, all new awards are charged to the Company under SFAS 123R by SunGard. Under the fair value recognition provisions of SFAS 123R, stock-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the requisite service period. See Footnote 5 for more information on Stock-Based Compensation.

2. Related-Party Transactions

The Company settles all intercompany expense and income allocations with SunGard and its subsidiaries throughout the year. At December 31, 2006, the amounts due from affiliates and due to Parent and affiliates represent such amounts due to or from SunGard and its subsidiaries for unsettled items.

3. Identifiable Intangible Assets

Identifiable intangible assets acquired in the MidAtlantic Institutional Shares Inc. ("MidAtlantic") acquisition consist of the following:

Non-compete covenants	$ 3,434,113
Less, accumulated amortization	(2,861,761)
	572,352
Customer Lists	18,382,915
Less, accumulated amortization	(12,854,055)
	5,528,860
Total carrying amount, net	$ 6,101,212

Identifiable intangible assets consist of non-compete covenants and customer lists and are amortized over periods of 5 and 6 years, respectively. Amortization expense associated with identifiable intangible assets was $3,702,565 for the year ended December 31, 2006. Estimated amortization expense for existing identifiable intangible assets is $3,588,094 for 2007 and $2,513,118 for 2008, at which point current identifiable intangible assets will be fully amortized.

Management tests intangible assets for recoverability annually, or when events or changes in circumstances occur that could significantly increase the risk of impairment of these assets. Estimated fair value is determined using management's best estimate of future cash flows discounted to a present value amount. Estimated fair value is then compared to the recorded book value to determine if impairment is indicated. If management determines these assets are not recoverable, an impairment condition would exist and the impairment loss would be measured as the amount by which the recorded amount of those assets exceeds their estimated fair value.

As of December 31, 2006, the impairment test indicated that intangibles were not impaired.

4. Furniture, Equipment, Software, and Leasehold Improvements

As of December 31, 2006 furniture, equipment, software, and leasehold improvements included the following:

Software	$ 1,392,129
Telecommunications equipment	3,807,542
Computer	449,750
Furniture and fixtures	786,818
Leasehold improvements	1,325,910
	7,762,149
Accumulated depreciation and amortization	(2,523,403)
	$ 5,238,746

Furniture and equipment are depreciated on a straight-line basis over their estimated useful lives ranging from 2 to 10 years. Software assets ready for their intended use are being amortized on a straight-line basis over their estimated useful lives of three years or the remaining license term, whichever is shorter. Leasehold improvements are amortized using the straight-line method over the lesser of the economic life of the improvement or the life of the lease.

5. Stock Option and Award Plans

Equity Incentive Plans

In connection with the Transaction, SunGard adopted a new equity-based management compensation plan. Under this plan, certain management and key employees were granted time-based options or a combination of time-based and performance-based options to purchase stock in SunGard.

During the period August 11, 2005 through December 31, 2006, the Parent Companies granted time-based and performance-based options. Time-based options vest over the next five years as follows: 25% one year after date of grant, and 1/48 of the remaining balance each month thereafter for 48 months. Performance-based options vest upon the attainment of certain annual and cumulative earnings goals for the Parent Companies during the six-year period beginning January 1, 2005. Time-based and performance-based options can vest upon a change in control, subject to certain conditions, and expire ten years from the date of grant.

As of the date of the Transaction, SunGard adopted SFAS Number 123R (revised 2004), "Share-Based Payment" (SFAS 123R), using the modified prospective method, which requires companies to record stock compensation expense for all unvested and new awards as of the adoption date. Accordingly, prior period amounts presented herein have not been restated.

The fair value of options granted in each year using the Black-Scholes pricing model and related assumptions follow:

	Period from August 11 through December 31, 2005	Year ended December 31, 2006
Weighted-average fair value on date of grant	$ 10.56	$ 10.06
Ratio of weighted-average fair value to weighted-average market value on date of grant	59%	56%
Assumptions used to calculate fair value		
Volatility	62%	62%
Risk-free interest rate	4.2%	4.8%
Expected term	5.5 years	4.8 years
Dividends	zero	zero

Expected volatility is based primarily on a combination of the Parent Companies' historical volatility adjusted for its new leverage and estimates of implied volatility of the Parent Companies' peer group. The risk-free interest rate estimate is based on the U.S. Treasury note rate with a maturity equal to the expected life of the option. The requisite service period is up to 5 years from the date of grant. The Company was charged non-cash stock compensation expense of $195,835 by SunGard all of which was included in Employee Compensation and Benefits Expense on the statement of income. The Company granted 91,443 options in 2006. For performance-based options, vesting, and compensation expense, is estimated at the time that the achievement of the annual and cumulative earnings goals becomes probable. For time-based options, compensation expense is recorded on a straight-line basis over the requisite service period of five years.

6. Income Taxes

The Company is part of a federal consolidated tax return with SunGard. Pursuant to an informal tax-sharing agreement, the Company computes its federal tax provision on a separate-company basis. In addition, the Company settles federal deferred taxes currently with SunGard. The Company files, on a separate-return basis, for state and local income tax purposes.

The effective rate differs from the statutory rate due to the adjustment of the tax rate for deferred state taxes, non-deductible expenses and state and local minimum taxes. Deferred taxes at December 31, 2006 result from temporary differences between 1) book and tax basis of depreciable assets; 2) allowance for doubtful debts and 3) various other reserves. At December 31, 2006, the aggregate deductible and taxable temporary differences amounted to $13,046,768 and $204,860 respectively.

The Company has not provided a valuation allowance for the deferred tax asset as of December 31, 2006, as management believes that it is more likely than not that the Company will generate sufficient taxable income to realize the potential benefit of future deductions from taxable income.

7. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2006, the Company had net capital of $5,405,883 which exceeded the minimum requirement of $960,855 by $4,445,028. The Company's net capital ratio was 2.67 to 1.

The Company has claimed exemption from Rule 15c3-3 under the provisions in Section (k)(2)(ii).

8. Commitments and Contingencies

Commitments

The Company leases office space and equipment under lease agreements and has other operating commitments expiring on various dates through 2016. Certain leases contain provisions for rent escalation. At December 31, 2006, the future minimum annual rent commitments for the operating leases are as follows:

2007	$ 912,230
2008	710,298
2009	617,479
2010	619,106
2011 and thereafter	3,250,032
	$ 6,109,145

Related rental expense for the year ended December 31, 2006 was $1,146,691.

Contingencies

The Company introduces its customers to clearing brokers with whom it has a correspondent relationship for execution and clearance in accordance with the terms of clearance agreements.

Customer activity is transacted on a cash basis in which full payment is required upon settlement of trades. The Company's clearing brokers are exposed to risk of loss in the event that a customer fails to satisfy its obligation. In connection therewith, the Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain related to the Company's customers. As the indemnification has no maximum amount and is applied to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this indemnification. At December 31, 2006, the Company has recorded no liabilities with regard to the indemnification. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. As of December 31, 2006, amounts were owed to the clearing brokers by these customers, which were in connection with normal delivery-against payment, cash-account transactions. After December 31, 2006, all amounts related to such transactions were received from customers. Securities purchased by customers in connection with these transactions are held by the clearing brokers as collateral for the amounts owed.

9. Subsequent Event

On January 16, 2007, the Company transferred 100% of its SunGard Institutional Products Inc. stock to its parent as a dividend. As a result, SunGard Institutional Products Inc. will no longer be consolidated in the financial results of the Company.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To the Shareholder of SunGard Institutional Brokerage Inc.

In planning and performing our audit of the consolidated financial statements of SunGard Institutional Brokerage Inc. (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. The quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SECs above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SECs objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 29, 2007

END